

July 30, 2009

Mr. Michel St-Pierre
Principal Financial Officer
Tiger Renewable Energy, LTD
Sino Favour Center
1 On Yip St, Suite 1302
Chai Wan, Hong Kong

> **RE:** **Form 8-K Item 4.01 filed June 5, 2009**
> **File No. 0-51388**

Dear Mr. St-Pierre:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Please direct questions regarding the review of your filings to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant